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12-9-2003

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SECURITIES AND EXCHANGE COMMISSION

03052888

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51087

SEC MAIL RECEIVED PROCESSING
NOV 26 2003
WASH, D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeast Investor Services, Inc,

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Broad Street
(No. and Street)

Charleston	SC	29401-3004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Endres (843) 529-5820
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

55 Beattie Place, Suite 900	Greenville	SC	29601-2106
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DD 12/11

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark G. Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeast Investor Services, Inc., as of September 30, 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Mark G. Endres
Signature

CFO
Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Financial Statements and Supplemental Schedules

September 30, 2003 and 2002

(With Independent Auditors' Report Thereon)



Suite 900
55 Beattie Place
Greenville, SC 29601-2106

Independent Auditors' Report

First Southeast Investor Services, Inc.:

We have audited the accompanying balance sheets of First Southeast Investor Services, Inc. (a wholly owned subsidiary of First Financial Holdings, Inc.) as of September 30, 2003 and 2002 and the related statements of income, stockholder's equity and comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeast Investor Services, Inc. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Greenville, South Carolina
October 29, 2003



FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A wholly-owned subsidiary of First Financial Holdings, Inc.)

Balance Sheets

September 30, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	755,358	278,661
Certificates of deposit		101,007	221,751
Mortgage-backed securities available for sale, at fair value		236,478	412,229
Commissions receivable		163,047	115,515
Other assets		62,880	77,169
Total assets	$	1,318,770	1,105,325
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable to clearing broker		3,379	4,057
Accrued expenses and other liabilities		135,731	99,838
Total liabilities		139,110	103,895
Stockholder's equity:			
Common stock $10 par value: authorized 50,000 shares; 36,000 shares issued and outstanding		360,000	360,000
Retained earnings		815,220	634,919
Accumulated other comprehensive income		4,440	6,511
Total stockholder's equity		1,179,660	1,001,430
Total liabilities and stockholder's equity	$	1,318,770	1,105,325

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A wholly-owned subsidiary of First Financial Holdings, Inc.)

Statements of Income

For the years ended September 30, 2003 and 2002

	2003	2002
Revenue:		
Commissions	$ 2,087,048	2,058,211
Other	22,816	30,587
	2,109,864	2,088,798
Expenses:		
Salaries and benefits	1,466,111	1,446,083
Occupancy and equipment	47,880	42,961
Fees to clearing brokers	43,125	49,771
Travel	36,289	38,482
Supplies	37,892	30,255
Telephone	41,849	44,102
Professional fees	24,702	22,638
Management fee to related parties	21,624	14,381
Other operating expense	90,351	82,390
	1,809,823	1,771,063
Income before income taxes	300,041	317,735
Income tax expense	119,740	126,119
Net income	$ 180,301	191,616

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC
(A wholly-owned subsidiary of First Financial Holdings, Inc.)

Statements of Stockholder's Equity and Comprehensive Income

For the years ended September 30, 2003 and 2002

	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholder's Equity
Balance, September 30, 2001	36,000	360,000	443,303	—	803,303
Net income	—	—	191,616	—	191,616
Other comprehensive income:					
Unrealized net gain on securities					
available for sale, net of income tax	—	—	—	6,511	6,511
Total comprehensive income					198,127
Balance, September 30, 2002	36,000	$ 360,000	634,919	6,511	1,001,430
Net income	—	—	180,301	—	180,301
Other comprehensive income:					
Unrealized net loss on securities					
available for sale, net of income tax	—	—	—	(2,071)	(2,071)
Total comprehensive income					178,230
Balance, September 30, 2003	36,000	$ 360,000	815,220	4,440	1,179,660

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A wholly-owned subsidiary of First Financial Holdings, Inc.)

Statements of Cash Flows

For the years ended September 30, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	180,301	191,616
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of unearned discounts/premiums on investments, net		3,891	500
Deferred income tax expense (benefit)		(12,314)	7,600
Increase in commissions receivable		(47,532)	(14,461)
(Decrease) increase in other assets		14,289	(38,940)
Decrease in accounts payable to clearing broker		(678)	(989)
Increase (decrease) in accrued expenses and other liabilities		49,525	(32,238)
Net cash provided by operating activities		187,482	113,088
Cash flows from investing activities:			
Redemption of certificate of deposit		221,751	269,456
Purchase of certificate of deposit		(101,007)	(6,586)
Purchases of mortgage-backed securities availabe for sale		—	(434,389)
Repayments on mortgage-backed securities available for sale		168,471	32,315
Net cash provided by (used in) investing activities		289,215	(139,204)
Net increase (decrease) in cash		476,697	(26,116)
Cash and cash equivalents at beginning of year		278,661	304,777
Cash and cash equivalents at end of year	$	755,358	278,661
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Income taxes	$	87,115	178,902
Supplemental disclosures of non-cash investing and financing activities:			
Unrealized net (loss) gain on securities available for sale, net of income tax		(2,071)	6,511

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2003 and 2002

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. The Parent is a savings and loan holding company headquartered in Charleston, South Carolina which owns and operates First Federal Savings and Loan Association of Charleston (First Federal).

FSIS became a registered broker/dealer with the National Association of Securities Dealers, Inc. (NASD) on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires that a defined minimum net capital and ratio of aggregate indebtedness to net capital, as defined by the Rule, to not exceed certain levels. FSIS began operations as a broker/dealer on February 1, 1999.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and NASD for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account and an interest bearing transaction account at First Federal and money market accounts held at non-affiliated companies.

(b) Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains on securities and is presented in the statements of stockholders' equity and comprehensive income.

The Company's "other comprehensive income" for the year ended September 30, 2003 and 2002 and "accumulated other comprehensive income" as of September 30, 2003 and 2002 are comprised solely of unrealized gains and losses on certain investments in debt securities.

(c) Income Taxes

FSIS is included in the consolidated Federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a separate return basis, and allows FSIS to reduce its current federal and state income taxes to the extent of available net operating loss (NOL) carryforwards of its Parent and its subsidiaries.

(Continued)

FSIS uses statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(d) Commission Revenue

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(e) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Mortgage-backed Securities, Available for Sale

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment in mortgage-backed securities available for sale are as follows:

	September 30, 2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA	$ 229,212	7,266	—	$ 236,478
Total	$ 229,212	7,266	—	$ 236,478

	September 30, 2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA	$ 401,574	10,655	—	$ 412,229
Total	$ 401,574	10,655	—	$ 412,229

(Continued)

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2003 and 2002

(5) Income Taxes

The components of income tax expense (benefit) are as follows for the years ended September 30:

		2003	2002
Current:			
Federal	$	114,785	102,898
State		17,269	15,621
		132,054	118,519
Deferred:			
Federal		(10,704)	6,600
State		(1,610)	1,000
		(12,314)	7,600
	$	119,740	126,119

The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

		2003	2002
Expected federal income tax expense	$	105,014	111,207
State taxes, net of benefit		10,178	10,804
Nondeductible expenses		4,548	4,108
Total	$	119,740	126,119

Deferred income taxes result primarily from differences in financial and income tax reporting of certain deferred compensation and prepaid expenses. The net deferred tax asset (liability) is $3,588 and ($10,044) at September 30, 2003 and 2002, respectively. A portion of the change in net deferred tax liabilities relates to unrealized gain on securities available for sale. The related current period tax benefit of $1,318 has been recorded directly to stockholders' equity. The balance of the change in the net deferred tax asset results from current period deferred tax benefit of $12,314. There was no valuation allowance for deferred tax assets as of September 30, 2003. It is management's belief that realization of the deferred tax asset is more likely than not.

(6) Transactions with Related Parties

Expenses are allocated under various methods determined by FSIS, First Financial, and First Federal. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the years ended September 30, 2003 and 2002 were $81,888 and $69,073, respectively.

Included in other assets at September 30, 2003 and 2002 were income taxes receivable from the Parent totaling $708 and $35,662, respectively.

(Continued)

At September 30, 2003 and 2002, FSIS cash of $288,144 and $278,661 was held in a non-interest bearing demand deposit and interest bearing transaction accounts at First Federal. The certificates of deposit were also held in accounts at First Federal, with $8,127 in accrued interest receivable as of 2002 respectively. No certificates of deposit were held in accounts at First Federal as of September 30, 2003.

(7) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan which includes a deferred compensation plan (401(k)) for all full-time and certain part-time employees. The Plan permits eligible participants to contribute a maximum of 15% of their annual salary (not to exceed limitations prescribed by law). Part-time employees who work at least 1,000 hours in a calendar year may also contribute to the Plan. The Company will match the employee's contribution up to 5% of the employee's salary based on the attainment of certain profit goals.

FSIS's matching contribution charged to expense for the years ended September 30, 2003 and 2002, was $45,554 and $47,237, respectively, and is included in salaries and benefits expense in the statement of income.

The Plan also provides that all employees who have completed a year of service with the Parent in which they have worked at least 1,000 hours are entitled to receive a quarterly profit sharing contribution of 0% to 100% of 6% of their base pay during such quarter depending upon the amount of each subsidiary's return on equity for that quarter. The Plan provides that regardless of the return on equity each eligible employee will receive a profit sharing contribution equal to at least 1% of his base compensation on an annual basis. Employees become vested in profit sharing contributions made to their accounts over a seven-year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct the investment of profit sharing contributions made to their accounts to any of the Plan's investment funds. Profit sharing contributions to the Plan by FSIS on behalf of participants during 2003 and 2002 totaled $64,254 and $60,391, respectively, for FSIS employees. This is included in salaries and benefits expense in the statement of income.

(8) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $250,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1.

At September 30, 2003, FSIS had net capital for regulatory purposes of $709,520. This was $459,520 in excess of its required net capital of $250,000 The Company's ratio of aggregate indebtedness to net capital was .20 to 1 at September 30, 2003 which is less than the maximum of 8 to 1.

(Continued)

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2003 and 2002

(9) Reconciliation with Focus Report

The following is a reconciliation of net income in the financial statements to the fiscal years 2003 and 2002. Focus Report Form 17A-5, Part II is filed quarterly.

		2003	2002
Net income per financial statements	$	180,301	191,616
Add other comprehensive income (loss)		(2,071)	6,511
Net income per Focus Reports	$	178,230	198,127

(Continued)

Schedule 1

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Aggregate Indebtedness and Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2003 and 2002

	2003	2002
Aggregate indebtedness:		
Accounts payable and accrued liabilities	$ 139,110	$ 103,895
Net Capital:		
Total stockholder's equity	1,179,660	1,001,430
Less non-allowable assets:		
Intercompany receivable for income tax receivable	28,922	18,318
Investment in affiliates	288,144	448,654
Commissions receivable from fixed annuities	139,112	66,538
Accounts receivable	4,501	40,251
Prepaid expenses	—	18,600
Haircuts on securities	9,461	16,489
Net Capital	709,520	392,580
Capital requirement	250,000	250,000
Net Capital excess (deficit)	$ 459,520	$ 142,580
Ratio: Aggregate indebtedness to net capital	0.20 to 1	0.26 to 1

The 2003 and 2002 computations do not differ from the Company's computation, as shown in its Focus Report Form X-17A-5, Part II-A (as amended) dated September 30, 2003 and 2002.

(Continued)

Schedule 2

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities Exchange Commission

September 30, 2003 and 2002

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities. Checks are received in the name of FSIS and are immediately restrictively endorsed and deposited in a Pershing, LLC bank account held at First Federal. Securities received are forwarded overnight to UVEST Investment Securities. FSIS fully introduces brokerage accounts to Pershing, LLC and FSIS does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at September 30, 2003 and 2002.

The above computation does not differ from FSIS's computation, as shown in its Focus Report Form X-17A-5, Part II-A (as amended), dated September 30, 2003 and 2002.